Filed by Baker Hughes Incorporated
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: BJ Services Company
Commission File No: 001-10570

In connection with the proposed merger, Baker Hughes Incorporated (“Baker Hughes”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Baker Hughes and BJ Services Company (“BJ Services”) that also will constitute a prospectus of Baker Hughes regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov.
The joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free (when available) from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free (when available) from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction will be contained in the joint proxy statement/prospectus when it is filed with the SEC.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction will be contained in the joint proxy statement/prospectus when it is filed with the SEC.
Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans, market and other expectations, objectives, intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of pending litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.

Forward-Looking Statements Information set forth in this document (and all oral statements made regarding the subjects of this document) contain "forward-looking statements" (as defined in Section 21E of the Securities Exchange Act of 1934, as amended), which reflect our expectations regarding future events without taking into account the impact of the pending transaction to acquire BJ Services Company. Such forward- looking statements include, but are not limited to, statements about our expectations regarding our business outlook and business plans, the business plans of our customers, changes in revenue, pricing, expenses, capital spending, backlogs, profitability, tax rates, strategies for our operations, impact of our common stock repurchases, oil and natural gas market conditions, market share and contract terms, costs and availability of resources, economic and regulatory conditions, and environmental matters. Our forward- looking statements are based on assumptions that we believe to be reasonable but that may not prove to be accurate. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the level of petroleum industry exploration, development and production expenditures; the price of, volatility in pricing of, and the demand for, crude oil and natural gas; the ability to obtain regulatory approvals for the pending transaction to acquire BJ Services Company and the approval of the transaction by stockholders; the ability to successfully integrate any acquired businesses and unexpected costs or unexpected liabilities that may arise from any transaction, whether or not consummated; the outcome of pending litigation; the inability to retain key personnel; continuation or deterioration of current market conditions; future regulatory or legislative actions that could adversely affect our business; and the business plans of customers. Additional factors that may affect future results are contained in our filings with the Securities and Exchange Commission ("SEC"), which are available at the SEC's web site http://www.sec.gov. Baker Hughes disclaims any obligation to update and revise statements contained in these materials based on new information or otherwise. 1

Additional Information and Where to Find It Baker Hughes and BJ Services will file a joint proxy statement/prospectus and other documents with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE ACQUISITION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the acquisition. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained for free from Baker Hughes by accessing Baker Hughes' website at www.bakerhughes.com/investor. The proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained for free from BJ Services by accessing BJ Services' website at www.bjservices.com. Baker Hughes, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Baker Hughes' stockholders in connection with the acquisition. Information regarding such persons and a description of their interests in the acquisition will be contained in the joint proxy statement/prospectus when it is filed. BJ Services, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from BJ Services' stockholders in connection with the acquisition. Information regarding such persons and a description of their interests in the acquisition will be contained in the joint proxy statement/prospectus when it is filed. Participants in the Solicitation 2

Table of Contents Baker Hughes by the Numbers 4 Long Term Strategy 13 Drilling and Evaluation Product Lines 20 Completion and Production Product Lines 24 Portfolio and Organization 29 Technology Development 31 Drilling and Evaluation Technology 35 Directional Drilling Technology 39 Completion and Production Technology 44 Macroeconomics - Oil 50 Macroeconomics - Gas 60 US Rig Counts 64 International Rig Counts 69 Activity Summary - WHO 72 Activity Summary - EHO 73 Financial Performance 77 3

Revenue Growth Revenue (billions) Baker Hughes by the Numbers 2008 Revenue $11.864B in 2008 90+ Countries 2nd highest non-NA in OFS 4

Profit Growth Oilfield Operating Margins Operating EPS (A) Baker Hughes by the Numbers 5 (A) See reconciliation of GAAP and Operating Profit on following slide

Reconciliation of GAAP and Operating Profit Reconciliation of GAAP and Operating Profit 6 Baker Hughes by the Numbers

Segment and Regional Focus Segment and Regional Focus Baker Hughes by the Numbers 7

Second Quarter Results North America $794 M Revenue down 38% y/y, down 27% seq Operating profit margin 0.3% Adj. operating profit margin1 1.5% 1 Excluding severance costs and allowance for doubtful accounts 1 Excluding severance costs and allowance for doubtful accounts Baker Hughes by the Numbers 8

Second Quarter Results Europe / Africa / Russia & Caspian $743 MM Revenue down 18% y/y, down 4% seq Operating profit margin 17.5% Adj. operating profit margin1 18.7% Baker Hughes by the Numbers 1 Excluding severance costs and allowance for doubtful accounts 9

Second Quarter Results Latin America Revenue $276 MM Revenue up 4% y/y, down 4% seq Operating profit margin 12.6% Adj. operating profit margin1 20.8% Baker Hughes by the Numbers 1 Excluding severance costs and allowance for doubtful accounts 10

Second Quarter Results Middle East / Asia Pacific $523 MM Revenue down 4% y/y, down 1% seq Operating profit margin 13.8% Adj. operating profit margin1 14.5% Baker Hughes by the Numbers 1 Excluding severance costs and allowance for doubtful accounts 11

Since September 2008 12 Changes in Rig Count Since September 2008 Baker Hughes by the Numbers

Exiting the Downturn A Stronger Company Reducing the size of our workforce Over $250 million annual savings Achieve run-rate by Q309 Efficiencies in shared services organizations $50 million in 2010 Closed and consolidated facilities Strengthened balance sheet Added key executives Geographic organization President Eastern Hemisphere VP supply chain President Middle East VP information technology President product line VP reliability President reservoir technology Long-Term Strategy 13

Regions and Geomarkets Calgary Houston Rio de Janeiro Paris London Dubai Kuala Lumpur Moscow Mexico City Bogota Caracas Buenos Aires Cape Town Lagos Luanda Beijing Aberdeen Perth Stavanger Cairo Tripoli Algiers Milan Almaty Jakarta Mumbai Dhahran 14 Long-Term Strategy

New Organization Peter Ragauss Sr. VP & CFO Russ Cancilla VP, HSE&S Didier Charreton VP, HR Martin Craighead Sr VP & COO Alan Crain Sr VP, General Counsel Chad Deaton Chairman, President & CEO Belgacem Chariag President, Eastern Hemisphere Andy O'Donnell, President Western Hemisphere Nathan Meehan VP Reservoir Technology Derek Mathieson President Products and Technology Clif Triplet VP Information Technology Art Soucy VP Supply Chain 15 Long-Term Strategy

Investing for Growth - People Rapid growth of employment through 2008 2009 reductions in force Monitoring activity levels and adjusting capacity accordingly Continued growth required to support some international contract wins Focus on employee development, training and career path Continue developing our local workforce Employees (thousands) Long-Term Strategy 16

Investing for Growth - Technology Maintain leading technologies and market share Deep new product pipeline full Disciplined product development & commercialization methodology R&E focused on new product development / reduced sustaining engineering spend Baker Hughes' Research & Engineering spend in 2008 was 3.6% of revenue Research & Engineering (millions) Long-Term Strategy 17

2008 Capital spending of $1.3 B 2009 Capital spending of $1.1 B Continue building out infrastructure (~$350 million) Match build out of rental fleet and new technologies to market conditions Investing for Growth - Infrastructure Long-Term Strategy BHI Capex and DD&A ($ Mlns) * Guidance as of 5 August 2009. Please see Earnings News Release for discussion of applicable risk factors. 18

Investing for Growth - Infrastructure BHI Infrastructure Growth Long-Term Strategy 19

Hughes Christensen Diamond Drill Bits Tricone(r) Drill Bits Baker Atlas Openhole Logging Cased hole logging Geophysics Baker Hughes Drilling Fluids Water-based muds Oil-based muds Completion fluids INTEQ Conventional directional drilling Rotary steerable systems MWD LWD Drill Bits .... a leading manufacturer and supplier of Tricone(r) and PDC fixed cutter drill bits to the worldwide oil, natural gas and geothermal industries. .... Competitive drivers include improving rate of penetration, extending run life, improving bit reliability, matching the right bit to the right geology .... Competitors include Hughes Christensen Smith National Oilwell-Varco Halliburton Tricone PDC Drilling and Evaluation Product Lines 20

Baker Hughes Drilling Fluids Water-based muds Oil-based muds Completion fluids INTEQ Conventional directional drilling Rotary steerable systems MWD LWD Drilling Fluids Drilling Fluids .... offers environmentally- compliant emulsion and water based fluids, completion fluids and drilling waste management services. .... Competitive drivers include improving drilling efficiency minimizing cost, minimizing environmental impact and minimizing reservoir damage .... Competitors include MI (Smith-Schlumberger) Halliburton Baker Hughes Baker Hughes Baker Hughes Baker Hughes Baker Hughes Baker Hughes Baker Hughes Baker Hughes Baker Hughes Baker Hughes Baker Hughes Baker Hughes Baker Hughes Baker Hughes Baker Hughes Drilling and Evaluation Product Lines 21

INTEQ Conventional directional drilling Rotary steerable systems MWD LWD .... provides conventional directional drilling, rotary directional drilling, measurement- while-drilling MWD, logging-while- drilling LWD and well site information services. .... Competitive drivers include sophistication and accuracy of measurements, efficiency of the drilling process, equipment reliability, optimal well bore placement, optimal well bore quality .... Competitors include Schlumberger Baker Hughes Halliburton Directional Drilling LWD/MWD Drilling and Evaluation Product Lines 22

Baker Atlas Open hole Logging Cased hole logging Geophysics Baker Hughes Drilling Fluids Water-based muds Oil-based muds Completion fluids INTEQ Conventional directional drilling Rotary steerable systems MWD LWD Wireline Formation Evaluation .... provides wire-line conveyed well logging, data analysis and perforating services for formation evaluation, production and reservoir management. .... Competitive drivers include data acquisition reliability, sophistication and accuracy of measurements, ability to interpret results, ability to differentiate technology and services .... Competitors include Schlumberger Baker Hughes Halliburton Weatherford Drilling and Evaluation Product Lines 23

Baker Oil Tools Completions Systems Safety Valves Fishing Multi-lateral Intelligent Completions Sand Control Baker Petrolite Conventional directional drilling Rotary steerable systems MWD LWD Centrilift Electric Submersible Pumps Progressing Cavity Pumps Production Quest Completions .... Downhole completion, workover and fishing technology to assure safe and efficient hydrocarbon production. .... Competitive drivers include engineering and manufacturing quality, reduced well construction costs, enhanced production and ultimate recovery, minimized risk, reliable performance over the life of the well .... Competitors include Baker Hughes Halliburton Schlumberger Weatherford BJ Services Smith International Completion and Production Product Lines 24

Specialty Chemicals Baker Petrolite Drilling Fluid & Stimulation Additives Oil & Gas Production Pipeline Inspection Refining Industrial Chemicalsersible Pumps Progressing Cavity Pumps Production Quest .... provides chemical technology solutions for hydrocarbon production, transportation and processing including corrosion inhibitors and flow assurance additives. .... Competitive drivers include improved production / throughput, reduced maintenance costs / frequency, lower treatment costs / intervals, resolve environmental issues .... Competitors include Baker Hughes Nalco Champion Servo GE Water Technology Completion and Production Product Lines 25

Artificial Lift Centrilift Electric Submersible Pumps Progressing Cavity Pumps Production Quest .... provides electric submersible pump ESP and progressing cavity pump PCP systems, applications engineering, project management and well monitoring services. .... Competitive drivers include system reliability, system run- life, optimizing production, operating efficiency, service delivery .... ESP competitors include Baker Hughes Schlumberger Wood Group .... PCP competitors include Weatherford Robbins & Myers Baker Hughes Completion and Production Product Lines 26

Permanent Monitoring / Chemical Injection Systems ProductionQuest Permanent Monitoring Systems Chemical Automation Systems .... provides electronic downhole gauges, chemical injection line installation and service and fiber optic-based permanent downhole gauge technology. .... Competitive drivers include application engineering expertise, ability to integrate a system, product reliability, functionality, field support .... Competitors include Schlumberger Baker Hughes Halliburton Weatherford Completion and Production Product Lines 27

Reservoir Technology and Consulting

Gaffney, Cline and Associates

- Broad reservoir management capabilities
- Integrated technical and reservoir management advice
- Exploration support
- EOR and field development
- Operations management consulting

GeoMechanics International

- Impacts many BHI services
- Leading rock mechanics experts
- Enhance Baker Hughes services
- GMI insights can help BHI develop new technologies and services

Helix RDS

- Subsurface well consulting
- Production technology and management
- Gas storage and CO_2 sequestration
- Unconventional oil & gas production
- Deepwater development solutions

Epic Consulting Services, Ltd.

- Reservoir engineering and simulation
- Geological modeling and analysis

GCA
Gaffney, Cline & Associates

GMI
GEOMECHANICS INTERNATIONAL

HELIX RDS
A HELIX COMPANY

EPIC
CONSULTING SERVICES LTD.

Advancing Reservoir Performance
Baker Hughes Incorporated
28
Product Lines and Organization
BAKER HUGHES
©2009 Baker Hughes Incorporated. All Rights Reserved.

Best-in-Class ** SII/SLB joint venture in MI Source: BHI estimates, Spears & Associates Product Lines and Organization 29

Organization Peter Ragauss Sr. VP & CFO Russ Cancilla VP, HSE&S Didier Charreton VP, HR Martin Craighead Sr VP & COO Alan Crain Sr VP, General Counsel Chad Deaton Chairman, President & CEO Belgacem Chariag President, Eastern Hemisphere Andy O'Donnell, President Western Hemisphere Nathan Meehan VP Reservoir Technology Derek Mathieson President Products and Technology Clif Triplet VP Information Technology Art Soucy VP Supply Chain Product Lines and Organization 30

Technology Growth Drivers

Hughes Christensen
Quantec PDC Bits
Genesis Zx PDC Bits
Tricone Bits
GaugePro XPR Exp. Reamer
FastMax Tricone Bits

INTEQ
AutoTrak
AutoTrak eXpress
MagTrak NMR
CoilTrak
TesTrak
AziTrak
CoPilot

Baker Hughes Drilling Fluids
PERFORMAX Water-based Fluids
Terra-Max
Micro-Wash Cleanup Fluid
Rheo-Logic

Baker Atlas
3D Explorer
XMAC F1Imaging
MREX NMR
GasView
Nautilus Ultra

Understanding the Reservoir

Accessing the Formation

Producing Hydrocarbons

Extended Reach Drilling
Deepwater
Unconsolidated Formations
High Pressure / High Temperature
Lower Costs Wells
Heavy Oil
Mature Fields
Production Optimization
Water Management

Baker Oil Tools
Multi-lateral Systems
Equalizer
Intelligent Well Systems
Frac-Point
Solid Expandable Systems

Centrilift
ESPs
PCPs
Subsea Boosting Systems
Centinel +

Baker Petrolite
Flow Assurance
Water Treatment
PMG
Downstream

Production Optimization
Permanent Monitoring
Intelligent Lifting
Chemical Injection

Advancing Reservoir Performance
Baker Hughes Incorporated
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Technology Development
©2009 Baker Hughes Incorporated. All Rights Reserved.

Product Development & Commercialization Technology Road Map Resource Planning Product Development Methodology Technology Road Map Thorough understanding of landscape Market needs compared with capabilities Market segments quantified Opportunities identified Product Development Methodology Measures progress at stages Ensures new projects meet returns targets Life cycle management Technology Development 32

Investing in Technology Investing in Technology Investing in Technology +267% Increase in New Product Spending (9-year CAGR 15.5%) 2008 Research and Engineering Spending 1999 Sustaining New Products 29.7% Increase in Engineering Spending (9-year CAGR 2.9%) $426 million $198 million Technology Development 33

Key Upstream Industry Intellectual Property 2003 - 2006 Source: USPTO and Goldfire Researcher Technology Development 34

Days Depth Enhanced drilling ROP, Casing pushed deeper Shorter NPT through informed decisions Understanding and Accessing the Reservoir Drilling and Evaluation Keys to Improving Economics Advanced technology that is reliable Proper implementation of the technology Information management and application Drilling & Evaluation Technology 35

Enhanced Gauge Protection Optimized Hydraulics Quantec Cutters Unmatched Stability Smooth Cut Technology Quantec cutters are significantly more wear-resistant than previous generation cutters. Diamond Volume Management (DVM) Understanding and Accessing the Reservoir Quantec Bits Drilling & Evaluation Technology 36

Understanding and Accessing the Reservoir Thinly bedded zones Core photograph of a thinly bedded reservoir interval. 3D Explorer Drilling & Evaluation Technology 37

RESolution Suite

Smart Samples

- 24+ PVT quality samples, up to 840cc each
- U.S. DOT exempt tanks
- Single-phase sampling capabilities, 450-600cc each
- Capable to 25,000 psi and 350 degF.

Advanced Downhole Fluid Analysis

- SampleView IC
  - Real-time, compositional information of density, viscosity, Gas/Oil Ratio (GOR) and sound speed.
  - Fluid identification
  - Contamination monitoring


NITROGEN CHARGE
RESERVOIR FLUID
SINGLE PHASE I TANK
25,000 PSI
SINGLE PHASE II RECOMMENDED
13,000 PSI
250 DEGF
350 DEGF
IDEAL FOR SINGLE PHASE I
PRESSURE
RESERVOIR FLUID
SAMPLE PISTON
Hydrostatic
NITROGEN PISTON
NITROGEN CHARGE
SINGLE PHASE II TANK


OPTICAL DENSITY CHANNELS
(Contamination Monitoring)
FLUID FRACTIONS
FLUORESCENCE SPECTRUM
FLUID PROPERTIES
Fluid Density
Gas-Oil Ratio
Fluid Slowness
Refr. Index
1200
1500
1800

Advancing Reservoir Performance
Baker Hughes Incorporated
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Drilling & Evaluation Technology
©2009 Baker Hughes Incorporated. All Rights Reserved.

Understanding and Accessing the Reservoir AutoTrak RCLS The first ever integrated closed-loop steering & LWD system Reduces customers OPEX and time to production Complex wells to difficult/impossible to reach targets Higher quality wells for enhanced production and reduced drilling risk Expose >44,400 ft of reservoir from a single slot Reach inaccessible, trapped reserves Impossible Before AutoTrak RCLS! Directional Drilling Technology 39

Williston Basin -- Six-Leg Horizontal Well

- **Challenge**
- Drill six-leg 5 7/8" horizontal hole
- intervals utilizing open hole sidetracks
- Extremely abrasive rock, elevated
- temperatures of Bakken formation
- **Baker Hughes Solution**
- Deployed 4 ¾" Ultra X-treme motor with
- NaviGamma and Multiple Propagation
- Resistivity (MPR) MWD
- **Results**
- Drilled a total lateral interval of 19,773 ft
- in 599.2 drilling hours
- Maximum temperatures reaching 275°F
- Drilling time includes time drilling involved
- to open-hole sidetrack each leg
- This marks the first attempt at drilling this
- wellbore design as a test of possible
- completion strategies in the Williston Basin



True Vertical Depth (ft)
7000
7500
8000
8500
9000
9500
10000
10500
11000
0
500
1000
1500
2000
2500
3000
3500
4000
4500
North (ft)
0
500
1000
1500
2000
2500
3000
3500
4000
4500
East (ft)

Advancing Reservoir Performance
Baker Hughes Incorporated
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Directional Drilling Technology

©2009 Baker Hughes Incorporated. All Rights Reserved.

Over 1 billion barrels produced to date Est. Recovery 1.9 Bln bbls 810,000 m drilled Single lateral to 7-branch well Long term collaboration AutoTrak RCLS Success Troll Field Offshore Norway Directional Drilling Technology 41

Troll Field Developed with Horizontal Wells AutoTrak RCLS Success Directional Drilling Technology 42

Barnett Shale -- Drilling Performance 6 Wells Drilled Prior to Optimization @ 32 ft/hr 8 Wells Drilled After Optimization @ 57 ft/hr 80 % Increase in Average ROP For Spud to TD Depth in: 915' Depth out: 6831' Footage: 5,916' Hours: 43.5 ROP: 136 ft/hr Example of Dull Bit Condition And Drilling Statistics Over 2 weeks saved 43 Drilling & Evaluation Technology

Producing Hydrocarbons Completion & Production Exploration & Discovery Appraisal & Development Production & Intervention Abandonment 0 Time Discovery First production Lower finding cost Lower capital costs Accelerate & maximize production Increase ultimate recovery Lower operating & Intervention costs The Producer's Challenge Accelerate and Maximize Cash Flow Completion & Production Technology 44

Producing Hydrocarbons Multilateral Wells Location Saudi Arabia Problem / Objective Reduce drilling costs to produce two deep zones and increase reservoir contact. Solution Multilateral technology to produce two zones from one well. Used Hughes Christensen bits; INTEQ drilling systems & LWD; Baker Atlas logging systems; Baker Oil Tools multilateral completion. Results 8,800 ' of lateral hole in 2 zones; HOOK Hanger junction placed at record depth of 14,000'; enabled selective production from both laterals; Initial production exceeded target by 25%. exceeded target by 25%. exceeded target by 25%. exceeded target by 25%. exceeded target by 25%. exceeded target by 25%. exceeded target by 25%. exceeded target by 25%. exceeded target by 25%. exceeded target by 25%. exceeded target by 25%. exceeded target by 25%. exceeded target by 25%. exceeded target by 25%. exceeded target by 25%. exceeded target by 25%. exceeded target by 25%. exceeded target by 25%. exceeded target by 25%. exceeded target by 25%. Baker Oil Tools Hook Hanger tm System was set at a record depth of 14,082 ft., enabling two gas zones to produce 63 mmscf/day. Completion & Production Technology 45

Casing Hanger Packer Ball-Seat Sub Float Shoe Simplicity & Reliability in a Single Trip Short-Radius Open-Hole Pkr Frac Sleeve P-Sleeve Frac Point - Completion System Completion & Production Technology 46

Producing Hydrocarbons Intelligent Components Intelligent Components Intelligent Components Intelligent Components Intelligent Components Intelligent Artificial Lift Intelligent Completions Chemical Automation Automation Automation Completion & Production Technology 47

Permanent Sensors: Microseismic Injection Production Hydraulic Fractures Pressure, Temperature Resistivity to fluid type Processing, Interpretation Producing Hydrocarbons Reservoir Monitoring Optimize drilling, decrease uncertainty & reduce risk through improved well placement Optimize field development, production & enhanced oil recovery programs Completion & Production Technology 48

Center for Technology Innovation Completion & Production Technology 49 Diablo - Eastern Gulf BP - NAX (60-80 wells) Chevron - Jack Chevron - St. Malo BP - Kaskida CTI: Pushing the Envelope

Demand, Price & CapEx Source: IEA, EIA, Barclay's, BHI estimates Macroeconomics - Oil 50

Fundamental Market Drivers Consolidations will continue Customers Service companies Demographic challenge loss of experienced service company hands Indigenization of workforce Recruit, develop & retain Customer strategy drive "commoditization" Service company strategy Differentiate on technology and service Increased responsibility for R&D Become more international / local content Continued cost and capital discipline Focus on execution Macroeconomics - Oil Energy markets Global hydrocarbon demand to grow through 2020 Oil and gas price volatility remain Cycles will continue Natural gas gains in importance Increased "brown field" development Geographic shift From mature provinces North America North Sea To Eastern Hemisphere Middle East Russia Caspian W. Africa Influence of NOC's increases Russian / Chinese service companies to enter the market 51

OPEC Spare Capacity OPEC Spare Capacity "Capacity that can be brought online in 30 days and sustained for 90 days" Source: IEA Monthly OMR 52 Macroeconomics - Oil

OPEC Spare Capacity OPEC Spare Capacity "Capacity that can be brought online in 30 days and sustained for 90 days" Source: IEA Monthly OMR, EIA, March 2009 53 Macroeconomics - Oil

Impact of US Dollar Source: Bloomberg Macroeconomics - Oil 54

The Demand Challenge Per Capita Consumption (MTOE) Population Canada India South Korea Japan Euro 4 Mexico United States China Primary Energy Consumption Hydroelectric Nuclear Coal Gas Oil N. America China 1960 - 2004 US 1860 - 1915 Per Capita Consumption (Bbls/day) Source: EIA, CIA 2008 World Factbook Macroeconomics - Oil 55

Changes in GDP Growth Estimates Changes in GDP Growth Estimates Source: IEA, EIA, OPEC Macroeconomics - Oil 56

Demand Outlook for 09 Stabilized; 1st Look at 2010 Source: IEA, EIA, OPEC Source: IEA, OPEC, EIA JASONDJFMAMJJ 57 JASONDJFMAMJJ JASONDJFMAMJJ 2008 2009 2009 2009 2010 2008 2010 2008 2010 Macroeconomics - Oil

Supply Challenge Natural Gas Liquids Non-Conventional Oil Crude EOR New Discoveries Fields to be Developed Producing Fields Source: International Energy Agency Macroeconomics - Oil 58

Lower Prices Stressing Projects Macroeconomics - Oil 59

US Natural Gas Inventory and LNG 3,458 Bcf in storage 16% above last year's 2,972 Bcf 60 1,651 2009 low storage + 2,253 2008 injection 3,904 Before LNG + ??? LNG _____ 2009 peak storage? Source: Bloomberg, EIA Macroeconomics - Gas

A Step Change in LNG Imports Source: Bloomberg / Waterborne Energy, Inc. Macroeconomics - Gas 61

US Natural Gas Production +0.7% EIA 914 Data - Production Lower 48 Source: EIA, August 2009 / Baker Hughes Macroeconomics - Gas 62

US Natural Gas Production EIA 914 Data - Production Lower 48 Source: EIA Macroeconomics - Gas 63

This US Cycle Compared to Past Cycles Rigs Lost % Loss f/ Peak 2008-2009 1997-1999 2001-2002 1990-1992 1987-1989 weeks from peak weeks from peak 1986 Source: Baker Hughes Rig Count (9/18/09) US Rig Counts 64

US Rig Count 2007 to Date* -50.0% from 2031 on 9/12 -56.1% from 1606 on 9/12 -29.1% from 9/12 -33.7% from 442 on 11/7 -32.3% from 9/12 -33.5% from 650 on 10/31 -51.0% from 9/12 -51.7% from 404 on 9/19 -61.5% from 9/12 -62.3% from 1017 on 8/29 US Rig Counts 65 Source: Baker Hughes Rig Count (9/18/09)

US Land Drilling - "Old" Unconventional Plays Gas: Horizontal Directional Vertical Oil: Horizontal Directional Vertical US Rig Counts 66

US Land Drilling - The Standards Gas: Horizontal Directional Vertical Oil: Horizontal Directional Vertical US Rig Counts 67

US Land Drilling - "New" Unconventional Plays Gas: Horizontal Directional Vertical Oil: Horizontal Directional Vertical US Rig Counts 68

Canada Rig Count 2009 vs 2004-2008 Source: Baker Hughes Rig Count (9/18/09) International Rig Counts 69

This Int'l Cycle Compared to Past Cycles Rigs Lost % Loss from Peak 2008-2009 1997-1999 1990-1992 months from peak months from peak 70 Source: Baker Hughes - August 2009

Equivalent Rigs Canada US Offshore LA Land LA Brazil Trinidad N Sea Europe Land West Africa Africa Land Asia Pacific Offshore Asia Pacific Land Saudi Arabia Egypt Qatar Saudi Arabia Land Other Middle East land International Rig Counts 71

Western Hemisphere Activity Canada low gas prices; impact of high depletion rates?; B.C. shale plays surprise (Motney, Horn River)?; new oil sands projects uneconomic; soft after-break-up Mexico hedged at $70; Cantarell production is in rapid decline; PEMEX investment and top-end technology needed; dependency on integrated operations model Venezuela low oil prices impacting Venezuela; steep decline rates Gulf of Mexico Deep water and deep shelf plays; Jackups exit; deepwater activity pickup in 2009 as new rigs are delivered US Land low gas price and credit issues; rapid activity/ modest recovery; Rockies, Central and Southern weak; mix favors unconventional & horizontal (Haynesville, Marcellus); watch for impact of decline rates; LNG the wildcard Brazil Brazil expected to go ahead with deepwater development Activity Summary - WHO Latin America could see spending increases in 2009 72

Eastern Hemisphere Activity Middle East fields maturing; possible role for IOCs in some countries; Saudi rigs f/130 to 100; timing Iraq entry; Qatar soft; Iran boycott Russia and the Caspian Ruble devaluation &recession; challenges of tax regime, low oil prices, & low investment lead to project delays & declining production; long term: huge reserves - brownfield to greenfield; China reduced budgets offshore; market for horizontals emerging on land West Africa focus on Nigeria deepwater , Angola deepwater; Ghana; E.G.; prolific reserves and huge opportunity with local content a driving issue North Sea activity of UK independents soft; Norway stable; emphasis on efficiency and cost control as "costs have doubled while revenue has been halved" India stable; opportunity w/ONGC; Reliance; Cairn North Africa opportunities in Algeria f/IO; European gas demand; land- based & low cost Activity Summary - EHO 73

Recent Contract Awards - Brazil Directional Drilling LWD/MWD National Oil Company 3 year award through 2010 50% deepwater DD/LWD $500 million Drilling Fluids National Oil Company 5 year award through 2013 50% O/S fluids & FES $500 million Directional Drilling LWD/MWD, Completions, Artificial lift International Oil Company 4 year award $170 million 74

Recent Contract Awards - Mexico Integrated Project National Oil Company 2 year contract 15 offshore wells $460 million 75

Saudi Aramco - BHI Joint Development Advanced Nuclear Magnetic Resonance (NMR) Logging-While- Drilling (LWD) Tool for Small Holes in both Horizontal and Deviated Wells Activity Summary - EHO 76

Revenue and EPS Performance Revenue and EPS Performance Revenue EPS from continuing operations excluding non-operational items Financial Performance 77

Debt and Debt Ratios Debt and Debt Ratios Net Debt, Cash Debt/Equity and Debt/Total Cap Net Debt Cash Net Cash Financial Performance 78

CapEx, D&A, Interest, Corporate & Other CapEx and D&A Interest, Corporate and Other CapEx D&A Corporate Expense and Other Net Int. exp. Financial Performance 79

www.bakerhughes.com/investor www.bakerhughes.com For more information please contact: Gary Flaharty Director, Investor Relations 713 439 8039 713 439 8080 (fax) gflaharty@bakerhughes.com Gene Shiels Asst. Director, Investor Relations 713 439 8822 713 439 8080 (fax) gene.shiels@bakerhughes.com 80